ATLAS PEARLMAN P.A.
                                ATTORNEYS AT LAW
Christina K. Abraham   Charles B. Pearlman           Of Counsel
Eamonn W. Astey        Adam J. Reiss                 Jon A. Sale
Jan Douglas Atlas      Kim L. Robins                 Benedict P. Kuehne
Roxanne K. Beilly      Juan A. Sanchez               Sergio Vivanco A.*
Deborah Ann Byles      James M. Schneider                 ---------
Robin Corwin Campbell  Wayne H. Schwartz             Law Offices of
Clint J. Gage          Douglas Paul Solomon          Richard L. Rosenbaum
April I. Halle         Samantha Nicole Tesser          Richard L. Rosenbaum
Kip O. Lassner         Michael L. Trop                 Denise A. Bregoff
Eric Lee               Steven I. Weinberger
Joel D. Mayersohn      Kenneth P. Wurtenberger       * not admitted in Florida
Brian A. Pearlman




                                                               February 12, 2002
VIA EDGAR
---------

John D. Reynolds, Esq.
Assistant Director
Branch of Small Issues
United States Securities and
 Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      Global Pizza Corporation-Form RW
                  SEC File No. 0-33375

Dear Mr. Reynolds:

         Reference is made to the Staff's letter (under your signature) dated December 10, 2001, concerning the Form 10-SB filed by Global Pizza Corporation ("the Company") on December 4, 2001 (File No. 0-33375).

         On behalf of the Company, and in furtherance of our conversations and correspondence with the Staff, request is hereby made for withdrawal of the Company's registration statement on Form 10-SB (File No. 0-33375). This request is made so as to prevent the registration statement, through lapse of time, from becoming effective in defective form.









--------------------------------------------------------------------------------
    Suite 1700 o 350 East Las Olas Boulevard o Fort Lauderdale, Florida 33301 Telephone (954) 763-1200/Facsimile (954) 766-7800/E-mail ap@atlaslaw.com
                        Web site http://www.atlaslaw.com
--------------------------------------------------------------------------------
        FORT LAUDERDALE o MIAMI o BOCA RATON o NAPLES o SANTIAGO, CHILE

John D. Reynolds, Esq.
February 12, 2002
Page 2



         Thank you for your consideration.  I can be reached at 954-766-7834.



                                                     Very truly yours,


                                                     /s/  Steven I. Weinberger
                                                     -------------------------
                                                     Steven I. Weinberger




cc:      Charles D. Pearlman, Esq.
         David Mayer